Exhibit 16.1

April 2, 2024

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated April 2, 2024, of CuriosityStream, Inc. and are in agreement with the statements contained in the second through fourth paragraphs of Item 4.01 on page 1 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP